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TABLE OF CONTENTS Prospectus Supplement

Filed pursuant to General Instruction II.L of Form F-10
File No. 333-232692

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 22, 2020

         PRELIMINARY PROSPECTUS SUPPLEMENT
        (to the short form base shelf prospectus dated July 24, 2019)

US$

CANADIAN NATURAL RESOURCES LIMITED

US$                        % Notes due 2025

US$                        % Notes due 2030

        The            % Notes due 2025 (the "2025 Notes") and the             % Notes due 2030 (the "2030 Notes"), collectively referred to in this prospectus supplement as the "notes", will bear interest at the rate of            % per year and            % per year, respectively. Interest on the notes will be payable on            and            of each year, beginning on             , 2020. The 2025 Notes and the 2030 Notes will mature on            , 2025 and            , 2030 respectively. We may redeem some or all of the notes, of either or both series, at any time at the redemption prices described in this prospectus supplement under the caption "Description of the Notes—Optional Redemption". We may also redeem all of the notes, of either series, at any time if certain changes affecting Canadian withholding taxes occur.

        The notes will be our direct unsecured obligations and will rank pari passu with all of our other unsubordinated and unsecured indebtedness outstanding from time to time. The notes will be structurally subordinated to all existing indebtedness and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

        Investing in the notes involves risks. See "Risk Factors" in this prospectus supplement on page S-14 and in the accompanying prospectus on page 26.

Per 2025 Note	Total	Per 2030 Note	Total

Price to public(1)%	US$	%	US$

Underwriting commission %	US$	%	US$

Proceeds to us, before expenses(1)%	US$	%	US$

Note:

(1)
Plus accrued interest, if any, from June             , 2020.

        We are permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). As a result, the financial statements included in this prospectus supplement and the accompanying prospectus may not be comparable to financial statements of United States companies. See "Presentation of Financial Information".

        Certain data on oil and gas reserves included or incorporated by reference in this prospectus supplement and in the accompanying prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See "Note Regarding Reserves Disclosure".

        Prospective investors should be aware that the acquisition of the notes may have tax consequences both in the United States and Canada and any other jurisdiction in which the investor is subject to tax. Such consequences for investors who are residents in, or citizens of, the United States or other jurisdictions may not be described fully in this prospectus supplement and the accompanying prospectus. In addition to reading the tax discussion under the heading "Certain Income Tax Considerations", investors should consult their own advisors.

        The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated in Alberta, that some of our officers and directors are Canadian residents, that some of the experts named in this prospectus supplement, the accompanying prospectus and the registration statement of which they form a part may be residents of Canada, and that most of our assets and all or most of the assets of our officers and directors and the experts are located outside the United States. See "Appointment of Agent for Services of Process" in this prospectus supplement and "Enforceability of Civil Liabilities" in the accompanying prospectus.

        THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR SIMILAR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        We do not intend to list the notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. Accordingly, there is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement or the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See "Risk Factors" in the accompanying prospectus.

        Each of the underwriters is, or is an affiliate of, a lender to us (collectively, the "Lenders") and to which we may be materially indebted. Consequently, we may be considered to be a connected issuer of each such underwriter under applicable Canadian securities legislation. See "Underwriting (Conflicts of Interest)".

        In connection with the offering of the notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the notes. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters have advised us that they propose to initially offer the notes to the public at the public offering prices set forth on this cover page. After the initial public offering of the notes, the public offering price, concession and discount in respect of either series of the notes may be changed by the underwriters. Thus, the prices paid for the notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers of the notes is less than the gross proceeds paid to us by the underwriters. See "Underwriting (Conflicts of Interest)".

        The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company ("DTC") and its direct and indirect participants, including Euroclear Bank SA/NV, as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("Clearstream"), on or about June             , 2020.

Joint Book-Running Managers

J.P. Morgan	BofA Securities	MUFG

The date of this prospectus supplement is June             , 2020.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and documents incorporated by reference therein. The second part, the short form base shelf prospectus, dated July 24, 2019 (the "prospectus"), gives more general information, some of which may not apply to the notes we are offering under this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        We have not, and the underwriters have not, authorized any other person to provide any information other than that contained in or incorporated by reference in this prospectus supplement, the prospectus and any free writing prospectus prepared by or on our behalf to which we have referred you and in any term sheets we authorize and use in connection with the offering of the notes. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the SEC and with the Alberta Securities Commission and incorporated by reference in this prospectus supplement and the prospectus, is accurate as of the date of such information only. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

        In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the prospectus and any document incorporated by reference to "Canadian Natural", the "Company", "we", "us", and "our" mean Canadian Natural Resources Limited and its subsidiaries, partnerships and, where applicable, interests in other entities. In the section entitled "Description of the Notes" in this prospectus supplement, "Canadian Natural", "we", "us" and "our" refers only to Canadian Natural Resources Limited, without its subsidiaries or interests in partnerships and other entities.

PRESENTATION OF FINANCIAL INFORMATION

        In this prospectus supplement, the prospectus and any document incorporated by reference herein and therein, unless otherwise specified, all financial information is presented in Canadian dollars and determined using Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of IFRS and which differs from United States generally accepted accounting principles ("U.S. GAAP"). Our audited annual comparative consolidated financial statements as at and for the years ended December 31, 2019 and 2018 and our unaudited interim comparative consolidated financial statements for the three months ended March 31, 2020 and 2019 have been prepared in accordance with IFRS as issued by the IASB. Therefore, our consolidated financial statements incorporated by reference into this prospectus supplement and the prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. The rules of the SEC generally do not require foreign private issuers that prepare their financial statements in accordance with IFRS, such as Canadian Natural, to reconcile such financial statements to U.S. GAAP. Such a reconciliation would describe the differences between U.S. GAAP and IFRS. We have not provided, nor will we provide, such information.

Prospectus Supplement

Prospectus

FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus supplement and the prospectus, and in the documents incorporated by reference herein and therein, may contain or incorporate by reference "forward-looking information" and "forward-looking statements" (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and Section 27A of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcomes or statements regarding an outlook. Disclosure related to the anticipated use of proceeds from the offering of the notes and the completion of the offering, expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other guidance provided throughout this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon Oil Sands, the Athabasca Oil Sands Project, Primrose thermal projects, the Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project, the timing and future operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil that we may be reliant upon to transport our products to market, the development and deployment of technology and technological innovations, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

        In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.

        The forward-looking statements are based on current expectations, estimates and projections about us and the industry in which we operate, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of the Organization of the Petroleum Exporting Countries ("OPEC") and non-OPEC countries) which may impact, among other things, demand and supply for and market prices of our products, and the availability and cost of resources required by our operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices, including due to actions of OPEC and non-OPEC countries taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which our current guidance is based; economic conditions in the countries and regions in which we conduct business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; our ability to implement our business strategy, including exploration and development activities; impact of competition; our defense of lawsuits; availability and cost of seismic, drilling and other equipment; our ability and the ability of our subsidiaries to complete capital programs; our ability and the ability of our subsidiaries to secure adequate transportation for our products; unexpected disruptions or delays in the mining, extracting or upgrading of our bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; our ability to attract the necessary labour required to build, maintain, and operate our thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading our bitumen products; availability and cost of financing; our success and the success of our subsidiaries' exploration and development activities and ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the adequacy of our provision for taxes; and other circumstances affecting revenues and expenses.

        Our operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and our course of action would depend upon our assessment of the future considering all information then available.

        We caution that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein, could also have adverse effects on forward-looking statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

        Additional factors are described in our AIF (as defined herein) which is filed with the securities commissions or similar authorities in the provinces of Canada and with the SEC as part of our annual report on Form 40-F for the fiscal year ended December 31, 2019, which is incorporated by reference in this prospectus supplement. Prospective investors should also carefully consider the risks and uncertainties discussed under the headings: "Risk Factors" in this prospectus supplement and the prospectus; "Risks and Uncertainties" in the 2019 MD&A (as defined herein); and "Business Environment—Risks and Uncertainties" in the Q1 2020 MD&A (as defined herein).

        Except as required by applicable law, we assume no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company's estimates or opinions change.

 NOTE REGARDING RESERVES DISCLOSURE

        The securities regulatory authorities in Canada have adopted National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and proved plus probable reserves, to disclose resources, and to disclose reserves and production before deducting royalties. Probable reserves are of a higher uncertainty and are less likely to be accurately estimated or recovered than proved reserves.

        We are required to disclose reserves in accordance with Canadian securities law requirements and the disclosure of proved and probable reserves in this prospectus supplement and the prospectus and in the documents incorporated by reference herein and therein is in accordance with NI 51-101. The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in this prospectus supplement, the prospectus and in the documents incorporated by reference herein and therein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves.

        In addition, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices and current costs, but permits the optional disclosure of revenue estimates based on different price and cost criteria.

        This prospectus supplement, the prospectus and the documents incorporated by reference herein and therein contain disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "BOE". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the six thousand cubic feet of natural gas to one barrel of oil conversion ratio may be misleading as an indication of value.

        For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled "Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information" in our AIF, which is incorporated by reference in this prospectus supplement.

 EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement and the prospectus, unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars. All references to "dollars," "Cdn$" or "$" are to Canadian dollars and references to "U.S. dollars" or "US$" are to United States dollars.

        The following table sets forth certain exchange rates, as reported by the Bank of Canada. Such rates are set forth as United States dollars per $1.00 and are the inverse of the daily average exchange rates quoted by the Bank of Canada for Canadian dollars per United States dollar.

	Three Months Ended March 31,		Year Ended December 31,
(U.S. dollars)	2020	2019	2019	2018	2017
Period End	0.7049	0.7483	0.7699	0.7330	0.7971
Average	0.7443	0.7522	0.7537	0.7721	0.7708
Low	0.6898	0.7353	0.7353	0.7330	0.7276
High	0.7710	0.7637	0.7699	0.8138	0.8245

        On June 19, 2020, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily average exchange rate for United States dollars, was Cdn$1.00 equals US$0.7360.

WHERE YOU CAN FIND MORE INFORMATION

        We will provide, to each person to whom this prospectus supplement is delivered, without charge, upon request to our Corporate Secretary, at 2100, 855—2nd Street S.W., Calgary, Alberta T2P 4J8, Telephone (403) 517-6700, copies of the documents incorporated by reference into this prospectus supplement or the prospectus. unless explicitly so incorporated, we do not incorporate by reference into this prospectus supplement or the prospectus any of the information on, or accessible through, our website.

        We file with the securities commission or similar authorities in each of the provinces of Canada, annual and quarterly reports, material change reports and other information. We are subject to the reporting requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we file with or furnish to the SEC on the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

        We have filed with the SEC under the U.S. Securities Act a registration statement on Form F-10. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement, as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus supplement or the prospectus but contained in the registration statement will be available on the EDGAR system at www.sec.gov.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference into this prospectus supplement from documents filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC. Copies of the documents incorporated by reference into this prospectus supplement may be obtained on request without charge from our Corporate Secretary, at 2100, 855—2nd Street S.W., Calgary, Alberta T2P 4J8, Telephone (403) 517-6700. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes.

        As at the date of this prospectus supplement, the following documents filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC are specifically incorporated by reference in the prospectus and form an integral part of the prospectus and the registration statement of which they form a part:

  •
  our Annual Information Form dated March 27, 2020 for the year ended December 31, 2019 (the "AIF");

  •
  our audited annual comparative consolidated financial statements as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the independent auditor's report thereon;

  •
  our Management's Discussion and Analysis for the year ended December 31, 2019 ("2019 MD&A");

  •
  our unaudited interim comparative consolidated financial statements for the three month period ended March 31, 2020 and 2019, together with the notes thereto;

  •
  our Management's Discussion and Analysis for the three months ended March 31, 2020 ("Q1 2020 MD&A"); and

  •
  our Proxy Statement and Management Information Circular dated March 18, 2020 relating to the Annual Meeting of our Shareholders held on May 7, 2020.

        Any documents of the type required by National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including, without limitation, any material change reports (excluding confidential material change reports), comparative annual financial statements and the auditors' report thereon, comparative interim financial statements, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms, business acquisition reports and any press release containing financial information for periods more recent than the most recent annual or interim financial statements filed by us with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus supplement and prior to the termination of the offering of the notes, shall be deemed to be incorporated by reference in the prospectus.

        Any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act after the date of this prospectus supplement and prior to the termination of the offering of the notes shall be deemed to be incorporated by reference into the prospectus and the registration statement of which it forms a part, if and to the extent expressly provided for in such report. Our U.S. filings are electronically available on the SEC's EDGAR system, which may be accessed at www.sec.gov.

        To the extent that any document or information incorporated by reference into the prospectus is included in a report filed or furnished on Form 40-F, 20-F, 10-K, 10-Q, 8-K (excluding information furnished pursuant to items 2.02 or 7.01 of Form 8-K), 6-K or any respective successor form, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus supplement forms a part in respect of offerings of notes in the United States.

        Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference in the prospectus for the purpose of the offering of the notes shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein and therein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

        In addition, you may obtain a copy of the AIF and other information mentioned above by writing or calling us at the following address and telephone number:

  Canadian Natural Resources Limited
  2100, 855—2nd Street S.W.
  Calgary, Alberta, Canada T2P 4J8
  (403) 517-6700
  Attention: Corporate Secretary

SUMMARY

        The following summary contains information about our business and the notes offered hereby. It does not contain all of the information that may be important to you in making a decision to purchase the notes. For a more complete understanding of our business and the offering, we urge you to read this entire prospectus supplement, the prospectus and the documents incorporated by reference herein and therein in their entirety before making any investment decisions, including the information set forth under the captions "Risk Factors", and "Forward-Looking Statements" in this prospectus supplement. For a complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

 CANADIAN NATURAL RESOURCES LIMITED

        We are a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, natural gas and NGLs. Our principal core regions of operations are western Canada, the United Kingdom sector of the North Sea and Offshore Africa. Our head and principal office is located at 2100, 855–2nd Street S.W., Calgary, Alberta, Canada T2P 4J8.

        Our common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange under the trading symbol "CNQ".

THE OFFERING

Issuer	Canadian Natural Resources Limited.
Notes Offered	US$ aggregate principal amount of % notes due 2025 (the "2025 Notes")
US$ aggregate principal amount of % notes due 2030 (the "2030 Notes", and together with the 2025 Notes, the "notes")
Maturity Dates	The 2025 Notes will mature on , 2025 and the 2030 Notes will mature on , 2030.
Interest	The 2025 Notes and the 2030 Notes will bear interest from , 2020 at the rate of % per year and % per year, respectively.
Interest Payment Dates	Interest on the notes will be payable semi-annually on and of each year, beginning on , 2020.
Optional Redemption
Prior to , , we may redeem the 2025 Notes, in whole or in part, at our option at any time by paying a "make-whole" premium, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. On or after , , we may redeem the 2025 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the date of redemption.

Prior to , , we may redeem the 2030 Notes, in whole or in part, at our option at any time by paying a "make-whole" premium, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. On or after , , we may redeem the 2030 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the date of redemption.

We may also redeem, in whole and not in part, any series of the notes, at the redemption price described in this prospectus supplement at any time in the event certain changes affecting Canadian withholding taxes occur.
See "Description of the Notes—Optional Redemption".
Ranking
The notes will be our direct unsecured obligations and will rank pari passu with all of our other unsubordinated and unsecured indebtedness outstanding from time to time. The notes will be structurally subordinated to all existing indebtedness and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.
Certain Covenants
The notes will be issued under a trust indenture dated July 24, 2001 originally made between us and The Bank of Nova Scotia Trust Company of New York (the "Initial Trustee"), as amended by a first supplemental indenture dated October 28, 2011 entered into between us and the Initial Trustee, as amended by a second supplemental indenture dated as of August 30, 2013 among us, the Initial Trustee and Wells Fargo Bank, National Association, as successor trustee (the trust indenture dated July 24, 2001 as amended by the first supplemental indenture and the second supplemental indenture, the "Indenture"). The Indenture, among other things, restricts our and our subsidiaries' ability to incur liens and our ability to sell certain assets or merge with or into other companies.
These covenants are subject to a number of important qualifications and limitations. For more details, see "Description of Debt Securities" in the prospectus.
Additional Amounts
All payments with respect to the notes will be made free and clear of and without withholding or deduction for or on account of any Canadian taxes unless required by law or by the interpretation or administration thereof. If we are required to withhold or deduct for Canadian taxes, we will, subject to certain exceptions, pay any additional amounts as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See "Description of Debt Securities—Additional Amounts" in the prospectus.

Use of Proceeds	We intend to use the net proceeds of the offering primarily to refinance our outstanding short-term indebtedness and for general corporate purposes. The net proceeds that are not utilized immediately may be invested in short-term marketable securities
Conflicts of Interest
Certain of the underwriters or their affiliates may receive at least 5% of the net proceeds of this offering in connection with the refinancing of our outstanding short-term indebtedness. See "Use of Proceeds". Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied. None of the banks affiliated with the underwriters were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes.
Form and Denomination	The notes will be issued only in registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.
Governing Law	The notes and the Indenture are governed by the laws of the State of New York.
No Public Trading Market
We do not intend to list the notes on any national securities exchange or to arrange for quotation on any automated dealer quotation systems. There can be no assurance that an active trading market will develop for the notes.
Tax Considerations
Prospective investors should be aware that the acquisition, ownership and disposition of the notes may have tax consequences both in Canada and the United States and in other jurisdictions in which the investor is subject to tax. See "Certain Income Tax Considerations".
Risk Factors
An investment in the notes involves certain risks. Prospective investors should consider carefully the risks and uncertainties set forth under the heading: "Risk Factors" in this prospectus supplement, the prospectus and in the AIF, "Risks and Uncertainties" in the 2019 MD&A; and "Business Environment—Risks and Uncertainties" in the Q1 2020 MD&A before deciding to invest in the notes.

RISK FACTORS

        Before making an investment decision, prospective investors should carefully consider the risks and uncertainties described below and under the headings: "Risk Factors" in the prospectus and in the AIF, "Risks and Uncertainties" in the 2019 MD&A; and "Business Environment—Risks and Uncertainties" in the Q1 2020 MD&A. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, operations, or an investment in the notes. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the notes, could be materially adversely affected.

Risk Relating to the Impact of COVID-19

        The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world, including ours, and the economic environments in which they operate. In particular, current market conditions of production oversupply as well as demand reduction due to the COVID-19 pandemic, and governmental responses to the COVID-19 pandemic, have led to a significant decrease in commodity prices, reflecting the severity of COVID-19 and related economic conditions. The COVID-19 pandemic has also decreased demand for oil, which has resulted in significant reductions in refinery utilization and shutting-in production, which have impacted, and may continue to impact, sales volumes of our crude oil and natural gas liquids. Additionally, measures that we have taken in response to COVID-19, such as certain measures to promote social distancing and reduced maintenance activities, have had and may continue to have impacts on our production and operating costs.

        The COVID-19 pandemic continues to have the potential to further disrupt our operations, projects and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect our labour pools in their local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require us to temporarily reduce or shutdown our operations depending on their extent and severity.

        To the extent the COVID-19 pandemic adversely affects our business, operations, financial condition and operating results, it may also have the effect of heightening many of the other risks described in our 2019 MD&A and our Q1 2020 MD&A, which are incorporated by reference in this prospectus supplement.

USE OF PROCEEDS

        We estimate that the net proceeds from the offering will be approximately US$             million, after deducting the underwriting commissions, and estimated expenses of the offering of approximately US$             million. We intend to use the net proceeds of the offering primarily to refinance our outstanding short-term indebtedness and for general corporate purposes. The net proceeds that are not utilized immediately may be invested in short-term marketable securities.

CONSOLIDATED CAPITALIZATION

        The following table sets forth our consolidated capitalization as at March 31, 2020 on an actual basis and on an adjusted basis to give effect to the issuance and sale of the notes and the application of proceeds of the sale of the notes as described under the heading "Use of Proceeds", as if the completion of the offering had occurred as at March 31, 2020.

        You should read this table together with our audited and unaudited consolidated financial statements, which are incorporated by reference in this prospectus supplement. All US$ amounts have been converted to Canadian dollars using the exchange rate at March 31, 2020 of US$0.7082 equals Cdn$1.00. Other than as set forth below, there have been no material changes to our share and loan capital since March 31, 2020.

	March 31, 2020 (unaudited)
	(millions)
	Actual	As Adjusted
Cash and cash equivalents	$1,071	$

Long term debt (including current portion):
Bank Credit Facilities	$7,688	$
US dollar commercial paper	—		—
Fixed Rate Notes offered hereby
% notes due , 2025 (US$ million)	—
% notes due , 2030 (US$ million)	—
Medium term notes:
2.05% unsecured debentures due June 1, 2020(1)	900		—
2.89% unsecured debentures due August 14, 2020	1,000		1,000
3.31% unsecured debentures due February 11, 2022	1,000		1,000
3.55% unsecured debentures due June 3, 2024	500		500
3.42% unsecured debentures due December 1, 2026	600		600
4.85% unsecured debentures due May 30, 2047	300		300
Senior unsecured notes:
3.45% notes due November 15, 2021 (US$500 million)	706		706
2.95% notes due January 15, 2023 (US$1,000 million)	1,412		1,412
3.80% notes due April 15, 2024 (US$500 million)	706		706
3.90% notes due February 1, 2025 (US$600 million)	847		847
3.85% notes due June 1, 2027 (US$1,250 million)	1,765		1,765
7.20% notes due January 15, 2032 (US$400 million)	565		565
6.45% notes due June 30, 2033 (US$350 million)	494		494
5.85% notes due February 1, 2035 (US$350 million)	494		494
6.50% notes due February 15, 2037 (US$450 million)	635		635
6.25% notes due March 15, 2038 (US$1,100 million)	1,553		1,553
6.75% notes due February 1, 2039 (US$400 million)	565		565
4.95% notes due June 1, 2047 (US$750 million)	1,059		1,059

Less: original issue discounts(2), transaction costs(3) and change in fair value	(103)

Total long-term debt	22,687

Shareholders' equity:
Share Capital:
Common Shares, no par value: unlimited shares authorized: 1,180.85 million Common Shares issued and outstanding(4)	9,517		9,517
Retained earnings	23,425		23,425
Accumulated other comprehensive income	320		320

Total shareholders' equity	33,262		33,262

Total capitalization	$55,949	$

Notes:

(1)
The 2.05% unsecured debentures were repaid in full at maturity on June 1, 2020.

(2)
Canadian Natural has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(3)
Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

(4)
Share amount outstanding is at March 31, 2020 and does not include 17 million shares issuable upon the exercise of outstanding options as of March 31, 2020. We also have an unlimited number of preferred shares authorized, issuable in one or more series, with our directors authorized to fix, before the issue thereof, the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series. There are no preferred shares issued and outstanding.

EARNINGS COVERAGE

        The earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements.

        The earnings coverage ratios below are calculated on a consolidated basis for the twelve month periods ended March 31, 2020 and December 31, 2019 and are based on information contained within our financial statements for the related periods which were prepared in accordance with IFRS.

        The following earnings coverage ratios have been calculated to give effect to the issue and sale of the notes pursuant to this prospectus supplement and the expected use of the net proceeds of such issuances as described under the heading "Use of Proceeds". Any other adjustments for normal course issuances and payments of financial obligations subsequent to December 31, 2019 would not materially affect the coverage ratios. The earnings coverage ratios set forth below do not purport to be indicative of the actual earnings coverage ratios that would have occurred if the foregoing events had actually occurred on the foregoing dates, nor to be indicative of coverage ratios for any future periods.

	March 31, 2020 (unaudited)	December 31, 2019 (unaudited)
Earnings coverage(1)	x	x

Note:

(1)
Earnings coverage is equal to Canadian Natural's net earnings (loss) plus income taxes and interest expense excluding other taxes; divided by the sum of interest expense and capitalized interest estimated to give effect to the estimated interest expense associated with the notes as well as the activities described in "Use of Proceeds".

        After adjusting for the issuance and sale of the notes, our borrowing cost requirement would have amounted to $             million for the twelve months ended December 31, 2019. Our earnings before borrowing costs and income tax for the twelve months then ended was $             million, which is             times our borrowing cost requirements for this period. After adjusting for the issuance and sale of the notes, our borrowing cost requirements would have amounted to $             million for the twelve months ended March 31, 2020. Our earnings before borrowing costs and income tax for the twelve months then ended was $             million, which is            times our borrowing cost requirements for this period.

 DESCRIPTION OF THE NOTES

        The following description of the particular terms of the notes supplements, and to the extent inconsistent with, replaces, the description of the debt securities set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with that description.

        The notes will be issued under a trust indenture dated July 24, 2001 originally made between us and The Bank of Nova Scotia Trust Company of New York (the "Initial Trustee"), as amended by a first supplemental indenture dated October 28, 2011 entered into between us and the Initial Trustee, and as amended by a second supplemental indenture dated as of August 30, 2013 among us, the Initial Trustee and Wells Fargo Bank, National Association, as successor trustee (the trust indenture dated July 24, 2001 as amended by the first supplemental indenture and the second supplemental indenture, the "Indenture"). The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture. Capitalized terms used but not defined in this section shall have the meanings given to them in the Indenture.

General

        The notes will be our direct unsecured obligations and will rank pari passu with all of our other unsubordinated and unsecured indebtedness from time to time outstanding. The notes will be structurally subordinated to all existing indebtedness and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

        Payment of the principal, premium, if any, and interest will be made in U.S. dollars. The notes will not be entitled to the benefits of any sinking fund. The notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

        The 2025 Notes will initially be issued in an aggregate principal amount of US$            and will mature on            , 2025. The 2025 Notes will bear interest at the rate of            % per year from            , 2020, or from the most recent date to which interest has been paid or provided for, payable semi-annually on            and            of each year, commencing             , 2020, to the persons in whose names the 2025 Notes are registered at the close of business on the preceding            or             , respectively.

        The 2030 Notes will initially be issued in an aggregate principal amount of US$            and will mature on            , 2030. The 2030 Notes will bear interest at the rate of            % per year from            , 2020, or from the most recent date to which interest has been paid or provided for, payable semi-annually on            and            of each year, commencing             , 2020, to the persons in whose names the 2030 Notes are registered at the close of business on the preceding            or             , respectively.

        Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the date of the interest payment (the "Interest Payment Date") or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of the notes falls on a day that is not a Business Day (as defined in the Indenture), the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such Interest Payment Date or the maturity date, as the case may be. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional 2025 Notes or 2030 Notes under the Indenture. Such additional 2025 Notes and 2030 Notes will have the same terms as the 2025 Notes or the 2030 Notes, as the case may be, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional 2025 Notes or 2030 Notes or except for the first payments of interest following the issue date of the additional 2025 Notes or 2030 Notes) so that the additional 2025 Notes or 2030 Notes may be consolidated and form a single series with the 2025 Notes or the 2030 Notes, as the case may be. In the event that additional 2025 Notes or 2030 Notes are issued, we will prepare a new prospectus supplement.

        We may redeem the notes prior to maturity as described below under "Optional Redemption".

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Additional Amounts" in the prospectus) will apply to the notes.

        The notes will be subject to the provisions of the Indenture relating to defeasance and covenant defeasance as described in the prospectus under the heading "Description of Debt Securities—Defeasance and Covenant Defeasance".

Optional Redemption

        Prior to            ,            (the "2025 Notes Early Call Date"), we may redeem the 2025 Notes, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of: (1) 100% of the principal amount of the 2025 Notes, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes being redeemed that would be due if such 2025 Notes matured on the 2025 Notes Early Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus            basis points, in each case, together with accrued interest to, but not including, the date of redemption.

        On or after            , 20            , we may redeem the 2025 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

        Prior to            , 20            (the "2030 Notes Early Call Date"), we may redeem the 2030 Notes, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of: (1) 100% of the principal amount of the 2030 Notes, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 Notes being redeemed that would be due if such 2030 Notes matured on the 2030 Notes Early Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus            basis points, in each case, together with accrued interest to, but not including, the date of redemption.

        On or after            , 20            , we may redeem the 2030 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2030Notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

        Holders of notes to be redeemed will receive notice of redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

        Unless we default in the payment of the redemption price, on or after the redemption date, interest will cease to accrue on the notes of the applicable series or the portions of such notes called for redemption.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed (assuming, for this purpose, that the 2025 Notes matured on the 2025 Notes Early Call Date and the 2030 Notes matured on the 2030 Notes Early Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

        "Comparable Treasury Price" means (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers selected by us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by us.

        "Reference Treasury Dealer" means (a) J.P. Morgan Securities LLC, BofA Securities, Inc., a treasury dealer selected by MUFG Securities Americas Inc., or their respective successors; provided, however, that if any shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer, and (b) any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us, with a copy to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

        "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Book-Entry System

        The Depository Trust Company (the "DTC") will act as securities depositary for the notes. Each series of notes will be represented by one or more fully registered global notes, without interest coupons and will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below. The provisions set forth under "Description of Debt Securities—Registered Global Securities" in the prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected, only through, records maintained by DTC and its participants. Except as described under "Description of Debt Securities—Registered Global Securities" in the prospectus, owners of beneficial interests in the registered global notes will not be entitled to receive notes in definitive form and will not be considered Holders of notes under the Indenture.

Certain Book-Entry Procedures for the Global Notes

        All interests in global notes will be subject to the operations and procedures of DTC. The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and its respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both United States and non-United States securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

        DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others, such as both United States and non-United States securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        Book-Entry Procedures.    Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records on behalf of the beneficial owners. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes, except in the event that use of the book-entry system for the notes is discontinued.

        The deposit of the global notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes; DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the global notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

        Principal and interest payments on the global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us on the applicable payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the Trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

        We will send any redemption notices to DTC. If less than all of the notes of a series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

        A beneficial owner must give any required notice of its election to have its notes repurchased through the participant through which it holds its beneficial interest in the global notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its notes by causing the direct participant to transfer its interest in the securities on DTC's records. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC's records and followed by a book-entry credit of tendered notes to the applicable trustee or agent's DTC account.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        In connection with any proposed transfer of a note, the transferor of such note shall provide or cause to be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including without limitation any cost basis reporting obligations under Section 6045 of the Internal Revenue Code. The Trustee may rely on any such information provided to it and shall have no responsibility to verify or ensure the accuracy of such information, except as required by law.

        In connection with any proposed transfer of a note outside the book-entry only system, the Company shall provide or cause to be provided to the Trustee all information reasonably available to the Company and necessary to allow the Trustee to comply with any applicable tax reporting obligations, including without limitation any cost basis reporting obligations under Section 6045 of the Internal Revenue Code. The Trustee may rely on any such information provided to it and shall have no responsibility to verify or ensure the accuracy of such information, except as required by law.

        The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangement between us and DTC and any changes to these procedures that may be instituted unilaterally by DTC.

        Clearstream.    Clearstream Banking, société anonyme ("Clearstream") holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers ("Clearstream Participants") through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in many countries through established depository and custodial relationships. Clearstream Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.

Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. ("Euroclear") as the operator of the Euroclear System (the "Euroclear Operator") in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

        Distributions of interest and principal with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the United States depositary for Clearstream.

        Euroclear.    Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between participants ("Euroclear Participants") as defined in the Terms and Conditions Governing Use of Euroclear as amended from time to time and between Euroclear Participants and participants of certain other securities settlement systems through electronic book-entry changes in accounts of such participants or through other securities intermediaries.

        Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations.

        Non-participants in the Euroclear System may hold and transfer book-entry interests in securities through accounts with a Euroclear Participant in the Euroclear System or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

        Distributions of interest and principal with respect to notes held beneficially through Euroclear will be credited to cash accounts of Euroclear Participants in accordance with its rules and procedures, to the extent received by the United States depositary for Euroclear.

Global Clearance and Settlement Procedures

        Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants ("DTC Participants") will occur in the ordinary way in accordance with the DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable.

        Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its United States depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its United States depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective United States depositaries.

        Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during such processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Same-Day Settlement and Payment

        We will make payments in respect of the notes represented by the global notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal and interest with respect to notes in definitive form by wire transfer of immediately available funds to the accounts specified by the holders of the notes in definitive form or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the global notes are expected to trade in DTC's Same-Day Funds Settlement System.

        None of us, any underwriter or agent, the Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global note, or for maintaining, supervising or reviewing any records.

        DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

        We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

 CERTAIN INCOME TAX CONSIDERATIONS

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the notes having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        The following is a summary of the principal Canadian federal income tax considerations generally applicable as of the date of this prospectus supplement, to a person who acquires beneficial ownership of a note and who, at all relevant times and for the purposes of the Income Tax Act (Canada) (together with the regulations thereto, the "ITA"): (i) deals at arm's length with the Company and with any transferee resident in Canada (or deemed to be resident in Canada) to whom the holder assigns or otherwise transfers the note; (ii) is not, and is not deemed to be, resident in Canada; (iii) is entitled to receive all payments (including interest, principal and any premium) made in respect of the note; (iv) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (v) is not a "specified non-resident shareholder" of Canadian Natural or a person that does not deal at arm's length with a "specified shareholder" of the Company; (vi) is not a "financial institution"; and (vii) is not a "foreign affiliate" of a person resident in Canada (each as defined in the ITA) (each such person being a "Non-Resident Holder"). Special rules apply to non-resident insurers carrying on business in Canada and elsewhere and are not discussed in this summary. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Company does not deal at arm's length within the meaning of the ITA.

        This summary is based upon the current provisions of the ITA in force as of the date of this prospectus supplement, all specific proposals to amend the ITA that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this prospectus supplement ("Proposed Amendments"), applicable jurisprudence and the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that all the Proposed Amendments will be enacted as currently proposed, but no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not anticipate any changes in law or in the administration or assessing policies and practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective Non-Resident Holder. Accordingly, prospective Non-Resident Holders and other holders of notes should consult their own tax advisors with respect to the Canadian income tax considerations associated with their participation in this offering having regard to their particular circumstances.

        Amounts paid or credited, or deemed to be paid or credited, by the Company on the notes to a Non-Resident Holder as, on account of, in lieu of, or in satisfaction of, interest or principal on the notes or received as proceeds by a Non-Resident Holder on the disposition (including a redemption, payment on maturity or repurchase) of the notes will not be subject to Canadian non-resident withholding tax under Part XIII of the ITA.

Certain United States Federal Income Tax Considerations

        The following is a discussion of certain material United States federal income tax consequences of the acquisition, ownership and disposition of the notes by a U.S. Holder (as defined below) that acquires the notes in this initial offering at the price set forth on the cover page. This discussion is not a complete analysis or description of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their particular circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with holders that will hold the notes as capital assets for United States federal income tax purposes (generally, property held for investment). In addition, this discussion of certain material United States federal income tax consequences does not address the tax treatment of special classes of holders, such as banks, financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass through entities (or investors in such entities), tax exempt entities, insurance companies, persons holding the notes as part of a hedging, integrated or conversion transaction, constructive sale or "straddle", United States expatriates, accrual method taxpayers who are required to recognize income for United States federal tax purposes no later than when such income is taken into account for financial accounting purposes, persons having a functional currency other than the United States dollar, and dealers or traders in securities or currencies.

        This summary does not address United States federal estate, gift or alternative minimum tax consequences or tax consequences under any state, local or foreign laws.

        The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated under the Code, United States judicial decisions and administrative pronouncements. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in United States federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the United States Internal Revenue Service (the "IRS") with respect to any of the United States federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe herein.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of notes that is (i) an individual who is a citizen or a resident alien of the United States as determined for United States federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        If an entity or arrangement treated as a partnership for United States federal income tax purposes or other pass through entity holds the notes, the tax treatment of a partner in or owner of the partnership or pass through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass through entity that is considering holding notes, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of notes.

        The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of notes, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is given.

        We urge holders to consult their own tax advisor regarding the application of United States federal, state and local tax laws, as well as any applicable foreign tax laws, to their particular situation.

Stated Interest

        Each payment of interest paid on the notes will be taxable as ordinary income at the time it accrues or is received, in accordance with your method of accounting for United States federal income tax purposes. Interest paid on the notes will be income from sources outside the United States for purposes of computing the foreign tax credit allowable to a U.S. Holder. Interest income on a note generally will be considered either "passive category income" or "general category income" for United States foreign tax credit purposes. The rules governing the foreign tax credit are complex, and you are urged to consult your own tax advisor regarding the availability of the credit under your particular circumstances.

Original Issue Discount

        A note with a term that exceeds one year will be treated as issued with original issue discount ("OID") if the "stated redemption price at maturity" of the note exceeds its "issue price" by at least the de minimis amount of 1/4 of 1 percent of the "stated redemption price at maturity" multiplied by the number of complete years from the issue date of the note to its maturity. A note's "issue price" generally is the first price at which a substantial amount of notes included in the issue of which the note is a part is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The "stated redemption price at maturity" of a note is the total of all payments provided by the note that are not payments of "qualified stated interest". Generally, an interest payment on a note is "qualified stated interest" if it is one of a series of stated interest payments on a note that are unconditionally payable at least annually at a single fixed rate.

        It is not expected that the notes will be issued with OID. If, however, the stated redemption price of a note exceeds its issue price by at least the de minimis amount, you will be required to treat such excess amount as OID, which is treated for United States federal income tax purposes as accruing on a constant yield basis over the term of the note as interest income to you. Your adjusted tax basis in a note would be increased by the amount of any OID included in your gross income. In compliance with Treasury regulations, if we determine that the notes have OID, we will provide certain information to the IRS and/or you that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange, retirement or other disposition of a note, you will generally recognize capital gain or loss in an amount equal to the difference between: (i) the amount of cash plus the fair market value of any property received (other than any amount received that is attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income); and (ii) your adjusted tax basis in the note at the time of sale, exchange, retirement or other disposition. Your adjusted tax basis in a note generally will be the amount that you paid for the note.

        Any capital gain or loss will be long term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the note, the U.S. Holder has held the note for more than one year. Long term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is generally taxed at reduced rates. The gain or loss will generally be treated as United States source gain or loss. The deductibility of capital losses is subject to limitations.

Additional Tax on Investment Income

        Certain U.S. Holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, generally will be required to pay an additional 3.8 percent tax on all or a portion of their "net investment income", which includes, among other things, interest income (including OID, if any) and capital gains from the sale or other disposition of notes, subject to certain limitations and exceptions. You are urged to consult your tax advisor regarding the effect, if any, of this tax on your ownership and disposition of the notes.

Information Reporting and Backup Withholding

        In general, information reporting requirements apply to certain payments to U.S. Holders of principal of, and interest on, a note, and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a note before maturity, in each case when made within the United States or through certain United States intermediaries. In addition, such payments will be subject to backup withholding if a U.S. Holder fails to furnish its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

        U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemption from backup withholding and information reporting are properly established. Backup withholding is not an additional tax. Any amounts withheld from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is furnished to the IRS in a timely manner. You are urged to consult your tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Foreign Financial Asset Reporting

        Certain U.S. Holders that are individuals that hold certain specified foreign financial assets, which may include the notes, are required to report information relating to such assets, subject to certain exceptions (including an exception for notes held in accounts maintained by domestic financial institutions). You are urged to consult your tax advisor regarding your reporting requirements.

UNDERWRITING (CONFLICTS OF INTEREST)

        We intend to offer the notes through underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc. and MUFG Securities Americas Inc. (collectively, the "representatives") are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date hereof between us and the underwriters (the "underwriting agreement"), we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, in cash against delivery on June             , 2020, the principal amount of notes listed opposite their names below.

Underwriters	Principal Amount of 2025 Notes	Principal Amount of 2030 Notes
J.P. Morgan Securities LLC	US$	US$
BofA Securities, Inc.
MUFG Securities Americas Inc.

Total	US$	US$

        The terms of the offering of the notes, including the price of each series of the notes, were established through negotiations between us and the underwriters.

        In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may be terminated, at their discretion, subject to certain conditions, prior to delivery of and payment for the notes, if after the execution and delivery of the underwriting agreement and prior to delivery of and payment for the notes any of the following events occur: (i) trading in the Company's common stock shall have been suspended by the SEC, the Alberta Securities Commission, the New York Stock Exchange or the Toronto Stock Exchange or trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange or the Nasdaq National Market shall have been suspended or limited or minimum prices shall have been established on any of such exchanges; (ii) a banking moratorium shall have been declared either by authorities in the United States, Canada or New York; (iii) there occurs a change or development involving a prospective change in Canadian taxation affecting the notes or the transfer thereof or the imposition of exchange controls by the United States or Canada; or (iv) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the underwriters' representatives, impractical or inadvisable to proceed with the offering or delivery of the notes as contemplated by this prospectus supplement (exclusive of any additional supplement thereto), the Disclosure Package (as defined in the underwriting agreement) (exclusive of any supplement thereto) and the U.S. Final Prospectus (as defined in the underwriting agreement) (exclusive of any additional supplement thereto).

        The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        We have agreed not to offer, sell, contract to sell, pledge, or otherwise dispose of any debt securities, or enter into any related transaction, until the closing of the offering.

        The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of the DTC and its direct and indirect participants, including Euroclear and Clearstream, on or about June             , 2020.

Commissions and Discounts

        The underwriters propose to offer some of the notes of each series directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and some of the notes of each series to dealers at the public offering price less a concession not to exceed            %, and            % of the principal amount of the 2025 Notes and the 2030 Notes, respectively. The underwriters may allow, and dealers may re-allow, a concession not to exceed            % and            % of the principal amount of the 2025 Notes and the 2030 Notes, respectively, on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price, concessions and other selling terms. The underwriters may offer to sell the notes through certain of their affiliates.

        The following table shows the underwriting commissions that we are to pay to the underwriters in connection with the offering (expressed as a percentage of the principal amount of the applicable series of notes).

Paid by Canadian Natural
Per 2025 Note		%
Per 2030 Note		%

        We estimate that our total expenses for the offering will be US$             million (not including the underwriting commissions).

New Issue of Notes

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

Price Stabilization and Short Positions

        In connection with the offering of the notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of either series of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of such series of the notes. If the underwriters create a short position in a series of the notes in connection with the offering of the notes, i.e., if they sell more notes of such series than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes of such series in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The underwriters are not required to engage in these activities and may end these activities at any time.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes of either series. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationship Between the Company and Certain Underwriters

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of those underwriters or affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short position in such securities and instruments.

        Each of the underwriters is, or is an affiliate of, a lender to us (such affiliates, the "Lenders"), and Canadian Natural may be considered to be a connected issuer to each of the Lenders under applicable Canadian securities legislation. Canadian Natural was indebted to the Lenders for approximately $1,085 million as of March 31, 2020 under various credit facilities, representing approximately 4.8% of our total indebtedness as of that date. As at the date of this prospectus supplement, these credit facilities are unsecured. Canadian Natural is in compliance with the terms of such credit facilities and the Lenders have not waived any material breach of the agreements governing such credit facilities since their execution respectively on February 22, 2018 (as amended June 28, 2018 and May 1, 2020), March 3, 2015 (as amended August 5, 2015, June 29, 2017, June 28, 2018 and November 26, 2019), June 30, 2015 (as amended June 29, 2017, June 25, 2019 and November 26, 2019), June 30, 2015 (as amended June 28, 2018), May 4, 2017 (as amended June 28, 2018) and June 25, 2019. Except as described in this prospectus supplement or in the documents incorporated by reference in this prospectus supplement, our financial position has not changed materially since the indebtedness under the credit facilities was incurred.

Conflict of Interest

        Certain of the underwriters or their affiliates will receive at least 5% of the net proceeds of this offering in connection with the refinancing of our outstanding short-term indebtedness. See "Use of Proceeds". Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied. None of the banks affiliated with the underwriters were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes.

        Wells Fargo Bank, National Association, the Trustee, may also receive a portion of the net proceeds in connection with such refinancing. See "Use of Proceeds".

Selling Restrictions

Canada

        The notes are not being qualified for distribution under the securities laws of the Province of Alberta or any other province or territory of Canada, and the notes may not be, directly or indirectly, offered, sold, or delivered in Canada or to residents of Canada except pursuant to an exemption from the prospectus requirements of Canadian securities laws. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes in Canada or to residents of Canada except pursuant to an available exemption from Canadian prospectus requirements.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

        This prospectus supplement has been prepared on the basis that any offer of the notes in any member state of the European Economic Area (the "EEA") or in the United Kingdom (the "UK") will be made pursuant to an exemption under the Prospectus Regulation (as defined herein) from the requirement to publish a prospectus for offers of the notes. Accordingly any person making or intending to make an offer in that member state or in the UK of notes which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of notes shall require Canadian Natural or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.

        Neither Canadian Natural nor the underwriter have authorized, nor do they authorize, the making of any offer of notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither Canadian Natural nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the notes contemplated in this prospectus.

        The expression "Prospectus Regulation" means Regulation (EU) 2017/1129 (as amended or superseded). The expression "Prospectus Directive" means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the member state or in the United Kingdom concerned.

        Each person in the EEA or in the UK who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in this prospectus supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each initial purchaser and the issuer that it and any person on whose behalf it acquires notes is: (i) a "qualified investor" within the meaning of Article 2(e) of the Prospectus Regulation; and (ii) not a "retail investor". For the purposes of this provision, the expression "retail investor" means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive 2002/92/EC (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive.

Additional Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and any other material in relation to the notes described herein is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"); (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; (iii) are outside the United Kingdom; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This prospectus supplement and any other material in relation to the notes described herein is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong

        Each underwriter (i) has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the "SFO") and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act (Japan). Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

        This prospectus supplement and the prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

  (i)
  to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA");

  (ii)
  to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or

  (iii)
  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the notes are subscribed or purchased under Section 275 by a relevant person that is:

  (i)
  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (ii)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the

    SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

    (a)
    to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

    (b)
    where no consideration is or will be given for the transfer;

    (c)
    where the transfer is by operation of law;

    (d)
    as specified in Section 276(7) of the SFA; or

    (e)
    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

        Singapore Securities and Futures Act Product Classification—Solely for the purposes of our obligations pursuant to Sections 309(B)(1)(a) and 309(B)(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA) that the notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products). Any reference to any term as defined in the SFA, or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notice to Prospective Investors in Australia

        No placement document, offering memorandum, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus supplement and the accompanying prospectus do not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the notes may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the notes without disclosure to investors under Chapter 6D of the Corporations Act.

        The notes applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act.

        Any person acquiring the notes must observe such Australian on-sale restrictions. This prospectus supplement and the accompanying prospectus contain general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement and the accompanying prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Dubai

        This prospectus supplement and the accompanying prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement and the accompanying prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement and the accompanying prospectus. The notes to which this prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement and the accompanying prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Republic of Italy

        The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, directly or indirectly, nor copies of this prospectus supplement and the accompanying prospectus, any pricing supplement or any other documents relating to the notes may be distributed in Italy, either on the primary or the secondary market, except:

  (a)
  to "qualified investors" (investitori qualificati) as defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended ("Regulation No. 16190") pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the "Decree No. 58") and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended ("Regulation No. 11971"); or

  (b)
  in any other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Decree No. 58 and its implementing CONSOB regulations, including Regulation No. 11971.

        Any offer, sale or delivery of the notes or distribution of copies of this prospectus supplement and the accompanying prospectus, any pricing supplement or any other documents relating to the notes in Italy must be, in any event, conducted:

  (a)
  either by a bank, investment firm or a financial intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the "Banking Law"), Decree No. 58, Regulation No. 16190, and any other applicable laws and regulations;

  (b)
  in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of the notes in Italy; and

  (c)
  in compliance with any Italian securities, tax, exchange control and any other applicable laws, including any requirements or limitations which may be imposed, from time to time, by CONSOB, the Bank of Italy or any other Italian competent authority.

        Any investor purchasing the notes is solely responsible for ensuring that any offer or resale of the notes by such investor occurs in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

        The notes have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the "FSCMA"), and the notes have been and will be offered in Korea as a private placement under the FSCMA. None of the notes may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The notes have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the notes shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase of the notes. By the purchase of the notes, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the notes pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Taiwan

        The notes may be made available for purchase from outside Taiwan by investors residing in Taiwan either directly or through a duly licensed Taiwan intermediary, but may not be offered or sold in Taiwan. Any subscriptions of notes shall only become effective upon acceptance by the relevant Issuer or the relevant Agent outside Taiwan and shall be deemed a contract entered into in the jurisdiction of incorporation of the relevant Issuer or Agent, as the case may be.

Notice to Prospective Investors in United Arab Emirates

        The notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of the notes. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of the notes in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Switzerland

        This prospectus supplement and the accompanying prospectus are not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange S-22 or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor the accompanying prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement nor the accompanying prospectus nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

 APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

        Messrs. N. Murray Edwards and Gordon D. Giffin are directors of Canadian Natural who reside outside of Canada and each of these directors has appointed us as their agent for service of process in Canada at 2100, 855–2nd Street S.W., Calgary, Alberta T2P 4J8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

        Certain legal matters in connection with the offering will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, concerning matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, concerning matters of United States law. The underwriters have been represented by Shearman & Sterling LLP, Toronto, Ontario and New York, New York with respect to United States legal matters, and by Norton Rose Fulbright LLP, Calgary, Alberta with respect to matters of Canadian law.

        As at the date of this prospectus supplement, the partners and associates of Bennett Jones LLP and the partners and associates of Norton Rose Fulbright LLP, Calgary, Alberta, in each case, as a group, beneficially own, directly or indirectly, less than one percent of any class of our outstanding securities

EXPERTS

        Bennett Jones LLP, our Canadian counsel, has advised us with respect to enforceability of civil liabilities as set forth under the heading "Enforceability of Civil Liabilities" in the prospectus. Based on information provided to us, as of the date of this prospectus supplement, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

        Our consolidated balance sheets as at December 31, 2019 and 2018 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, incorporated by reference in this prospectus supplement, have been so incorporated in reliance on the report dated March 18, 2020 of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements have been included herein in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting. PricewaterhouseCoopers LLP has advised that it is independent with respect to Canadian Natural within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC and the Public Company Accounting Oversight Board (U.S.).

        Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd., independent qualified reserves evaluators, have evaluated our reserves in reports dated March 4, 2020 with an effective date of December 31, 2019 and a preparation date of February 3, 2020, as more particularly described in our AIF, incorporated by reference in this prospectus supplement. The statements as to our reserves, which are incorporated by reference in this prospectus supplement and the registration statement of which this prospectus supplement forms a part, have been so incorporated by reference upon the authority, as experts, of Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd., to the extent described in the documents incorporated by reference herein.

        Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than one percent of our securities or property or securities or property of our associates or affiliates held by Sproule Associates Limited, Sproule International Limited or GLJ Petroleum Consultants Ltd. or by "designated professionals", being any partners, employees or consultants of such independent consultants who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 24, 2019

CANADIAN NATURAL RESOURCES LIMITED

US$3,000,000,000

Debt Securities

        Canadian Natural Resources Limited may offer for sale from time to time debt securities in the aggregate principal amount of up to US$3,000,000,000 (or the equivalent thereof in other currencies or currency units based on the applicable exchange rate at the time of the distribution) during the 25 month period that this prospectus (including any amendments hereto) remains valid. The debt securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of issuance and set forth in an accompanying prospectus supplement.

        We will provide the specific terms of the debt securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplements carefully before you invest.

        We are permitted, under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and they are subject to the standards of the Public Company Accounting Oversight Board (U.S.). As a result, the financial statements included or incorporated by reference in this prospectus and any applicable prospectus supplement may not be comparable to financial statements of United States companies.

        Certain data on oil and gas reserves included or incorporated by reference in this prospectus and any applicable prospectus supplement has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See "Note Regarding Reserves Disclosure".

        Prospective investors should be aware that the acquisition of the debt securities may have tax consequences both in the United States and Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully in this prospectus or any applicable prospectus supplement. You should read the tax discussion in any applicable prospectus supplement and consult with your tax adviser. See "Certain Income Tax Considerations".

        The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated in Alberta, that some of our officers and directors are Canadian residents, that some of the experts named in the registration statement may be residents of Canada, and that most of our assets and all or most of the assets of our officers and directors and the experts are located outside the United States. See "Enforceability of Civil Liabilities".

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR SIMILAR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The debt securities have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

        All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the debt securities to which the prospectus supplement pertains.

        Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities or stock exchange. There is no market through which the debt securities may be sold and purchasers may not be able to resell the debt securities purchased under any prospectus supplement. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities and the extent of issuer regulation. See "Risk Factors".

        Our head, principal and registered office is located at 2100, 855—2nd Street S.W., Calgary, Alberta, Canada T2P 4J8.

ABOUT THIS PROSPECTUS

        In this prospectus and any applicable prospectus supplement, all capitalized terms and acronyms used and not otherwise defined have the meanings provided in the prospectus and any applicable prospectus supplement. Unless otherwise specified or the context otherwise requires, all references in this prospectus to "Canadian Natural", the "Company", "we", "us", and "our" mean Canadian Natural Resources Limited and its subsidiaries, partnerships and, where applicable, interests in other entities. In the section entitled "Description of Debt Securities" in this prospectus, "Canadian Natural", "we", "us" and "our" refers only to Canadian Natural Resources Limited, without its subsidiaries or interests in partnerships and other entities.

        Unless otherwise specified or the context otherwise requires, in this prospectus, in any applicable prospectus supplement and in documents incorporated by reference in this prospectus and any applicable prospectus supplement, all dollar amounts are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

        Our financial statements incorporated by reference in this prospectus and any applicable prospectus supplement are prepared in accordance with IFRS, as issued by the IASB, and they are subject to the standards of the Public Company Accounting Oversight Board (U.S.).

        This prospectus replaces our base shelf prospectus for debt securities dated July 27, 2017.

        Canadian Natural has filed with the SEC under the United States Securities Act of 1933, as amended (the "1933 Act") a registration statement on Form F-10 relating to the offering of the debt securities, of which this prospectus forms part. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus but contained in the registration statement will be available on the SEC's website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

        Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation incorporated under and governed by the Business Corporations Act (Alberta). Some of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets and all or most of the assets of our officers and directors and the experts are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process and undertaking on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of debt securities under this prospectus.

FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus and any applicable prospectus supplement, and in the documents incorporated by reference herein and therein, may contain or incorporate by reference "forward-looking information" and "forward-looking statements" (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other guidance provided throughout this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands, Athabasca Oil Sands Project and Primrose thermal projects, the Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the timing and future operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil that we may be reliant upon to transport our products to market, the development and deployment of technology and technological innovations, the assumption of operations at processing facilities, and, with respect to budgeted capital expenditures for 2019, the "Outlook" section of the MD&A (as defined herein) and the "2019 Activity" section of the AIF (as defined herein), also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

        In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.

        The forward-looking statements are based on current expectations, estimates and projections about us and the industry in which we operate, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: our ability to successfully integrate the assets and employees acquired pursuant to the Acquisition (as defined herein); general economic and business conditions which will, among other things, impact demand for and market prices of our products; volatility of and assumptions regarding crude oil, natural gas and NGL prices; fluctuations in currency and interest rates; assumptions on which our current guidance is based; economic conditions in the countries and regions in which we conduct business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; our ability to implement our business strategy, including exploration and development activities; impact of competition; our defense of lawsuits; availability and cost of seismic, drilling and other equipment; our ability and the ability of our subsidiaries to complete capital programs; our ability and the ability of our subsidiaries to secure adequate transportation for our products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of our bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; our ability to attract the necessary labour required to build our thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading bitumen products; availability and cost of financing; our success and the success of our subsidiaries' exploration and development activities and ability to replace and expand crude oil and natural gas reserves; the timing and success of integrating the business and operations of acquired companies and assets, including those acquired pursuant to the Acquisition; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the adequacy of our provision for taxes; and other circumstances affecting revenues and expenses.

        Our operations have been, and in the future may be, affected by political developments and by national, federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and our course of action would depend upon our assessment of the future considering all information then available.

        We caution that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein, could also have adverse effects on forward-looking statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

        Additional factors are described in our AIF which is filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in this prospectus and any applicable prospectus supplement. Prospective investors should also carefully consider the matters discussed under "Risk Factors" in this prospectus and any applicable prospectus supplement.

        Except as required by applicable law, we assume no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company's estimates or opinions change.

NOTE REGARDING RESERVES DISCLOSURE

        The securities regulatory authorities in Canada have adopted National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and proved plus probable reserves, to disclose resources, and to disclose reserves and production before deducting royalties. Probable reserves are of a higher uncertainty and are less likely to be accurately estimated or recovered than proved reserves.

        We are required to disclose reserves in accordance with Canadian securities law requirements and the disclosure of proved and probable reserves in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein is in accordance with NI 51-101. The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves.

        In addition, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices and current costs, but permits the optional disclosure of revenue estimates based on different price and cost criteria.

        This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein contain disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "BOE". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the six thousand cubic feet of natural gas to one barrel of oil conversion ratio may be misleading as an indication of value.

        For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled "Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information" in our AIF, which is incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Canadian Natural Resources Limited at 2100, 855 - 2nd Street S.W., Calgary, Alberta T2P 4J8, Telephone (403) 517-6700. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

        We file with the securities commission or similar authorities in each of the provinces of Canada, annual and quarterly reports, material change reports and other information. We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we file with or furnish to the SEC on the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, the Canadian securities commissions and the SEC allow us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with certain Canadian securities regulatory authorities under Canadian securities legislation and filed with or furnished to the SEC under the Exchange Act:

  •
  our Annual Information Form ("AIF") dated March 27, 2019 for the year ended December 31, 2018;

  •
  our audited annual comparative consolidated financial statements as at and for the years ended December 31, 2018 and 2017, together with the notes thereto and the independent auditor's report thereon;

  •
  our Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2018;

  •
  our unaudited interim comparative consolidated financial statements for the three months ended March 31, 2019 and 2018, together with the notes thereto (the "Interim Financial Statements");

  •
  our Management's Discussion and Analysis for the three months ended March 31, 2019;

  •
  our Information Circular dated March 20, 2019 relating to the Annual and Special Meeting of our Shareholders held on May 9, 2019; and

  •
  the supplementary oil and gas information prepared in accordance with the United States Financial Accounting Standards Board Topic 932—"Extractive Activities—Oil and Gas", which is contained in the section entitled "Supplementary Oil & Gas Information for the Fiscal Year Ended December 31, 2018 (Unaudited)" in our Annual Report filed on March 27, 2019.

        Any documents of the type required by National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including, without limitation, any material change reports (excluding confidential material change reports), comparative annual financial statements and the auditors' report thereon, comparative interim financial statements, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms, business acquisition reports and any press release containing financial information for periods more recent than the most recent annual or interim financial statements filed by us with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof are deemed to be incorporated by reference in this prospectus.

        Any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which it forms a part, if and to the extent expressly provided for in such report. Our U.S. filings are electronically available on the SEC's EDGAR system, which may be accessed at www.sec.gov.

        To the extent that any document or information incorporated by reference into this prospectus is included in a report filed or furnished on Form 40-F, 20-F, 10-K, 10-Q, 8-K, 6-K or any respective successor form, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

        Upon a new annual information form and corresponding audited annual financial statements and management's discussion and analysis being filed with, and where required, accepted by, the applicable securities commission or similar authority in Canada during the currency of this prospectus, the previous annual information form, the previous audited annual financial statements and related management's discussion and analysis, all unaudited interim financial statements and related management's discussion and analysis and material change reports filed prior to the commencement of the current financial year in which the new annual information form and corresponding audited annual financial statements and management's discussion and analysis are filed, and business acquisition reports filed prior to the commencement of the fiscal year in respect of which the new annual information is filed, shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of debt securities under this prospectus. Upon new interim financial statements and related management's discussion and analysis being filed with the applicable securities commission or similar authority in Canada during the currency of this prospectus, all interim financial statements and related management's discussion and analysis filed prior to the new interim consolidated financial statements and related management's discussion and analysis shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of debt securities under this prospectus. Upon a new information circular relating to an annual general meeting of our shareholders being filed by us with the securities commission or similar authority in Canada during the currency of this prospectus, the information circular for the preceding annual general meeting of our shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of debt securities under this prospectus.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        In addition, certain marketing materials (as that term is defined in applicable securities legislation) may be used in connection with a distribution of debt securities under this prospectus and any applicable prospectus supplement(s). Any template version of marketing materials (as those terms are defined in applicable securities legislation) pertaining to a distribution of debt securities, and filed by us after the date of the applicable prospectus supplement and before termination of the distribution of such debt securities, will be deemed to be incorporated by reference in that prospectus supplement for the purposes of the distribution of debt securities to which that prospectus supplement pertains.

        In addition, you may obtain a copy of the AIF and other information mentioned above by writing or calling us at the following address and telephone number:

  Canadian Natural Resources Limited
  2100, 855—2nd Street S.W.
  Calgary, Alberta, Canada T2P 4J8
  (403) 517-6700

  Attention: Corporate Secretary

        You should rely only on the information contained in: (a) this prospectus and any applicable prospectus supplement; and (b) any documents incorporated by reference in this prospectus or in any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different or inconsistent information, you should not rely on it. You should bear in mind that although the information contained in, or incorporated by reference in, this prospectus is accurate as of the date hereof or the date of such documents incorporated by reference, respectively, such information may also be amended, supplemented or updated, as may be required by applicable securities laws, by the subsequent filing of additional documents deemed by applicable securities laws to be, or otherwise incorporated by reference into this prospectus, any prospectus supplement and by any subsequently filed prospectus amendments, if any. This prospectus constitutes a public offering of debt securities only in those jurisdictions where they may be lawfully distributed and therein only by persons permitted to distribute such debt securities. We are not making any offer of debt securities in any jurisdiction where the offer is not permitted by law.

 CANADIAN NATURAL RESOURCES LIMITED

        We are a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, natural gas and NGLs. Our principal core regions of operations are western Canada, the United Kingdom sector of the North Sea and Offshore Africa. Our head and principal office is located at 2100, 855 - 2nd Street S.W., Calgary, Alberta, Canada T2P 4J8.

        Our common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange under the trading symbol "CNQ".

RECENT DEVELOPMENTS

        On June 27, 2019, we acquired substantially all of the assets of Devon Canada Corporation ("Devon"), for a cash purchase price of Cdn$3.775 billion (subject to closing adjustments), with an effective date of January 1, 2019 (the "Acquisition"). The land and production acquired from Devon are located in western Canada and are within the Company's principal core regions. The producing asset base consists of 100% operated long life low decline thermal in situ production as well as 95% operated conventional primary heavy crude oil production, both adjacent to the Company's existing assets. In connection with the Acquisition, we also entered into a new unsecured non-revolving three year term credit facility in the aggregate principal amount of Cdn$3.25 billion (the "New Term Facility"). The New Term Facility was used to fund the net purchase price, after operations closing adjustments from the effective date of the Acquisition. See "Consolidated Capitalization".

CONSOLIDATED CAPITALIZATION

        Except as described below, there have been no material changes in the consolidated share and loan capitalization of the Company since the date of the Interim Financial Statements.

        In connection with the Acquisition, we entered into the New Term Facility in an aggregate principal amount of Cdn$3.25 billion. The New Term Facility was used to fund the net purchase price, after operations closing adjustments from the effective date of the Acquisition. The New Term Facility has a maturity date of June 27, 2022 and is subject to annual amortization of 5% of the original balance. Borrowings under the New Term Facility may be made by way of pricing referenced to Canadian dollar or US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate. Under the terms of the New Term Facility, Canadian Natural is subject to a financial covenant that requires debt to book capitalization (as defined in its credit facility agreement) to not exceed 65%. As at June 30, 2019, Cdn$3.25 billion was drawn on the New Term Facility. See "Recent Developments".

        On June 19, 2019, we repaid Cdn$500 million of 3.05% medium term notes (the "3.05% Notes").

USE OF PROCEEDS

        Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our principal core regions of operations in western Canada, the United Kingdom sector of the North Sea and Offshore Africa, which may include financing our capital expenditure program and working capital requirements in those regions. We may also use the net proceeds for the repayment of indebtedness. Pending such use of any proceeds, we may invest funds in short-term marketable securities. We may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

EARNINGS COVERAGE

        The following earnings coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus in accordance with Canadian disclosure requirements.

        The coverage ratios are calculated on a consolidated basis for the twelve month periods ended March 31, 2019 and December 31, 2018 and are based on information contained within our financial statements for the related periods which were prepared in accordance with IFRS.

        The borrowing cost requirements used in calculating the coverage ratios have been adjusted to take into account the incremental borrowings required under the New Term Facility to complete the Acquisition and the repayment of the 3.05% Notes. See "Recent Developments" and "Consolidated Capitalization". Any other adjustments for normal course issuances and repayments of financial obligations subsequent to December 31, 2018 would not materially affect the coverage ratios.

        The coverage ratios do not give effect to any Notes offered by this prospectus since the aggregate amount of Notes that will be issued hereunder, if any, and terms of issue are not presently known. The coverage ratios set forth below do not purport to be indicative of the actual earnings coverage ratios that would have occurred if the foregoing events had actually occurred on the foregoing dates, nor to be indicative of coverage ratios for any future periods.

	March 31, 2019	December 31, 2018
	(unaudited)	(unaudited)
Earnings coverage(1)(2)	5.0x	4.7x

Notes:

(1)
Earnings coverage is equal to Canadian Natural's net earnings (loss) plus income taxes and interest expense excluding other taxes; divided by the sum of interest expense and capitalized interest, adjusted to give effect to the estimated interest expense associated with the New Term Facility referred to above and the interest expense associated with the 3.05% Notes repaid on June 19, 2019.

(2)
For purposes of calculating the coverage ratios, we have made certain assumptions regarding the interest expense associated with funding the Acquisition. We believe these assumptions to be reasonable, but we make no assurance that the actual interest expense will not be greater than the interest expense we have assumed. If the actual interest expense is greater than the expense we have assumed, the coverage ratios may decrease.

        After adjusting for the additional borrowings under our New Term Facility and the repayment of the 3.05% Notes, our borrowing cost requirements would have amounted to Cdn$910 million for the twelve months ended December 31, 2018. Our earnings before borrowing costs and income tax for the twelve months then ended was Cdn$4,261 million, which is 4.7 times our borrowing cost requirements for this period. After adjusting for the additional borrowings under our New Term Facility and the repayment of the 3.05% Notes, our borrowing cost requirements, adjusted as discussed above, would have amounted to Cdn$915 million for the twelve months ended March 31, 2019. Our earnings before borrowing costs and income tax, adjusted as discussed above, for the twelve months then ended was Cdn$4,618 million which is 5.0 times our borrowing cost requirements for this period.

DESCRIPTION OF DEBT SECURITIES

        In this section, "we", "us", "our" or "Canadian Natural" refers only to Canadian Natural Resources Limited without its subsidiaries or interest in partnerships and other entities. The following describes certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, reference must be made to both the applicable prospectus supplement relating to them and the description of the debt securities set forth in this prospectus. You should rely on information in the applicable prospectus supplement if it is different from the description set forth in this prospectus.

        The debt securities will be issued under a trust indenture dated July 24, 2001 originally made between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Initial Trustee"), as amended by a supplemental indenture dated October 28, 2011 (the "First Supplemental Indenture") entered into between us and the Initial Trustee and having effect only with respect to debt securities issued after the date of the First Supplemental Indenture, as amended by a second supplemental indenture (the "Second Supplemental Indenture") dated as of August 30, 2013 among us, the Initial Trustee and Wells Fargo Bank, National Association (the "Trustee"), as the successor trustee on the resignation of the Initial Trustee (the trust indenture dated July 24, 2001 as amended by the First Supplemental Indenture and the Second Supplemental Indenture referred to herein as the "Indenture"). Pursuant to the terms of the Second Supplemental Indenture, the Trustee has accepted its appointment as successor Trustee, Security Registrar and Paying Agent under the Indenture. The Indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

        The following is, unless otherwise indicated, a summary of certain provisions of the Indenture and the debt securities issuable thereunder and is not meant to be complete and is subject to and qualified in its entirety by the detailed provisions of the Indenture. For more information, you should refer to the full text of the Indenture and the debt securities, including the definitions of certain terms not defined in this prospectus, and the applicable prospectus supplement. References in parentheses are to section numbers in the Indenture.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that may be issued under the Indenture, and provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$3,000,000,000 (or the equivalent thereof in other currencies or currency units based on the applicable exchange rate at the time of the distribution). The Indenture also permits us to increase the principal amount of any series of debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement will contain a description of the following terms relating to the debt securities being offered:

  (a)
  the title of the debt securities of such series;

  (b)
  any limit on the aggregate principal amount of the debt securities of such series;

  (c)
  the date or dates, if any, on which the principal (and premium, if any) of the debt securities of such series will mature and the portion (if less than all of the principal amount) of the debt securities of such series to be payable upon declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

  (d)
  the rate or rates (which may be fixed or variable) at which the debt securities of such series will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the Regular Record Dates for any interest payable on the debt securities of such series which are Registered Securities and/or the method by which such date or dates shall be determined;

  (e)
  if applicable, any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of such series may be redeemed or purchased at the option of Canadian Natural or otherwise;

  (f)
  if applicable, whether the debt securities of such series will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the debt securities of such series in bearer form and as to exchanges between registered and bearer form;

  (g)
  whether the debt securities of such series will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for those Registered Global Securities;

  (h)
  the denominations in which any of the debt securities of such series which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the debt securities of such series which are in bearer form will be issuable, if other than the denomination of US$1,000;

  (i)
  each office or agency where the principal of and any premium and interest on the debt securities of such series will be payable, and each office or agency where the debt securities of such series may be presented for registration of transfer or exchange;

  (j)
  if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the debt securities of such series are denominated and/or in which the payment of the principal of and any premium and interest on the debt securities of such series will or may be payable;

  (k)
  any index pursuant to which the amount of payments of principal of and any premium and interest on the debt securities of such series will or may be determined;

  (l)
  any applicable Canadian and U.S. federal income tax consequences;

  (m)
  whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

  (n)
  any deletions from, modifications of or additions to the Events of Default or covenants of Canadian Natural with respect to such debt securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; and

  (o)
  any other terms of the debt securities of such series.

        Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender debt securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the debt securities will bear interest, in the event we become involved in a highly leveraged transaction or in the event that we undergo a change in control.

        Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

Ranking and Other Indebtedness

        The debt securities will be unsecured obligations of ours and, unless otherwise provided in the prospectus supplement relating to such debt securities, will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding and pari passu with other debt securities issued under the Indenture. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

Registered Global Securities

        Unless otherwise indicated in a prospectus supplement, a series of debt securities will be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for a Registered Global Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository.

        The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to that series. Canadian Natural anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Registered Global Security, the Depository or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by that Registered Global Security to the accounts of those persons having accounts with that Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        The laws of some states in the United States require certain purchasers of securities to take physical delivery of the debt securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depository for a Registered Global Security or its nominee is the registered owner of the debt securities, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the debt securities represented by that Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have debt securities of the series represented by that Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of that series in definitive form and will not be considered the owners or Holders of those debt securities under the Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Security. Neither we, the Trustee nor any paying agent for debt securities of the series represented by that Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

        We expect that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Security as shown on the records of that Depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that Registered Global Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of those participants.

        If the Depository for a Registered Global Security representing debt securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of debt securities has occurred and is continuing, we will issue Registered Securities of that series in definitive form in exchange for that Registered Global Security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more Registered Global Securities and, in that event, will issue Registered Securities of that series in definitive form in exchange for all of the Registered Global Securities representing debt securities of that series.

Debt Securities in Definitive Form

        If indicated in an applicable prospectus supplement, the debt securities may be issued in definitive form without coupons. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the Trustee as Security Registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

        Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on debt securities in definitive form will be made at the office or agency of the Trustee except that, at our option, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto as that Person's address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Negative Pledge

        The Indenture includes our covenant that, so long as any of the debt securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) securing any Indebtedness of any Person without also at the same time or prior to that time securing equally and ratably with other Indebtedness all of the debt securities then Outstanding under the Indenture.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

        The term "Capital Lease Obligation" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

        The term "Consolidated Net Tangible Assets" means the total amount of assets of any Person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

  (a)
  all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities, in each case which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

  (b)
  all goodwill, trade names, trademarks, patents and other like intangibles; and

  (c)
  non-controlling interests in subsidiaries as defined under GAAP,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such Person computed in accordance with GAAP.

        The term "Current Assets" means current assets as determined in accordance with GAAP.

        The term "Financial Instrument Obligations" means obligations arising under:

  (a)
  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

  (b)
  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

  (c)
  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        The term "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada.

        The term "Indebtedness" means at any time, and whether or not contingent, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as indebtedness in the consolidated financial statements of Canadian Natural as at the date as of which Indebtedness is to be determined, and in any event including, without duplication (i) any obligation for borrowed money, (ii) any obligation evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses, (iii) any Purchase Money Obligation, (iv) any reimbursement obligation with respect to letters of credit, bankers' acceptances or similar facilities, (v) any obligation issued or assumed as the deferred purchase price of property or services, (vi) any Capital Lease Obligation, (vii) any obligation to pay rent or other payment amounts with respect to any Sale and Leaseback Transaction, (viii) any payment obligation under Financial Instrument Obligations at the time of determination, (ix) any indebtedness in respect of any amounts borrowed or any Purchase Money Obligation secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the indebtedness or Purchase Money Obligation secured thereby shall have been assumed and (x) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another Person for indebtedness of that other Person in respect of any amounts borrowed by that other Person.

        The term "Permitted Encumbrances" means any of the following:

  (a)
  any Security Interest existing as of the date of the first issuance by us of the debt securities issued pursuant to the Indenture;

  (b)
  any Security Interest on pipelines, pumping stations or other pipeline facilities, drilling equipment, production equipment and platforms; tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment, computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gasification or natural gas liquefying facilities and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that such Security Interest is incurred to finance the acquisition of such property or assets within 90 days after such acquisition and such Security Interest shall be limited to the specified property or assets being financed;

  (c)
  (i) any Security Interest on any specific properties or any interest therein, construction thereon or improvement thereto, and on any receivables, inventory, equipment, chattel paper, contract rights, intangibles and other assets, rights or collateral specifically connected with such properties, incurred (A) to secure all or any part of the financing for acquisition, surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such properties and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and natural gas producing properties (including oil sands properties), or any interest therein, financing incurred for "development" shall include financing incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or (B) for acquiring ownership of any Person which owns any such property or interest therein, provided that such Security Interest is limited to such property or such interest therein owned by any such Person; and (ii) any Security Interest on an oil and/or natural gas producing property (including oil sands properties) to secure Indebtedness incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

  (d)
  any Security Interest in favor of Canadian Natural or any of its wholly-owned Subsidiaries;

  (e)
  any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

  (f)
  any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, Canadian Natural or a Subsidiary, or such property is otherwise acquired by Canadian Natural or a Subsidiary, provided such Security Interest does not extend to property owned by Canadian Natural or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

  (g)
  any Security Interest on Current Assets securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof, provided that such security is given at the time that the Indebtedness is incurred;

  (h)
  any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, Canadian Natural or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations, (ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Canadian Natural or the Subsidiary, as the case may be, in good faith, and with respect to which Canadian Natural or the Subsidiary shall have secured a stay of enforcement thereof, if applicable, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Canadian Natural or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license, lease or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Canadian Natural or the Subsidiary under government permits, licenses, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Canadian Natural or the Subsidiary, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', laborers', materialmen's, warehousemen's, carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Canadian Natural or a Subsidiary in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, pipelines, natural gas and water mains or electric light and power or telephone conduits, poles, wires and cables) that, in the opinion of Canadian Natural, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Canadian Natural or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Canadian Natural or the Subsidiary, as the case may be, and (x) any liens and privileges arising out of judgments or awards with respect to which Canadian Natural or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review;

  (i)
  any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons or by-product thereof, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

  (j)
  any Security Interest on cash or marketable securities of Canadian Natural or any Subsidiary granted in the ordinary course of business in connection with Financial Instrument Obligations;

  (k)
  any Security Interest in respect of the sale (including any forward sale) or other transfer, in the ordinary course of business, of (i) oil, natural gas, other hydrocarbons or by-product thereof, or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals and (ii) any other interests in property of a character commonly referred to as a "production payment";

  (l)
  any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (k) inclusive, provided the principal amount thereof is not increased and provided that such extension, renewal, alteration or replacement shall be limited to all or a part of the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets); and

  (m)
  any Security Interests that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (m) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10 percent of Consolidated Net Tangible Assets.

        The term "Person" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        The term "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon.

        The term "Sale and Leaseback Transaction" means any direct or indirect arrangement (excluding, however, any such arrangement between Canadian Natural and a Subsidiary or between one or more Subsidiaries) pursuant to which property is sold or transferred and is thereafter leased back from the purchaser or transferee thereof.

        The term "Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; however, for purposes of the "Negative Pledge" covenant only, such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

        The term "Shareholders' Equity" means the aggregate amount of shareholders' equity of a Person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such Person and computed in accordance with GAAP.

        The term "Significant Subsidiary" means a Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

        The term "Subsidiary" means any corporation or other Person of which there are owned, directly or indirectly, by or for Canadian Natural or by or for any corporation or other Person in like relation to Canadian Natural, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50 percent of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) entitle the holders thereof to more than 50 percent of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary; provided, however, that such term will not include, for purposes of the "Negative Pledge" covenant only, any Subsidiary if the assets of the Subsidiary do not at the time exceed 2 percent of Consolidated Net Tangible Assets.

        The term "Voting Shares" means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

        The occurrence of any of the following events with respect to the debt securities of any series will constitute an "Event of Default" with respect to the debt securities of that series:

  (a)
  default by Canadian Natural in payment of all or any part of the principal of any of the debt securities of that series when the same becomes due under any provision of the Indenture or of those debt securities;

  (b)
  default by Canadian Natural in payment of any interest due on any of the debt securities of that series, or Additional Amounts on any of the debt securities of that series when they become due and payable, and continuance of that default for a period of 30 days;

  (c)
  default by Canadian Natural in observing or performing any of the covenants described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

  (d)
  default by Canadian Natural in observing or performing any other of its covenants or conditions contained in the Indenture or in the debt securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

  (e)
  default by Canadian Natural or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness for borrowed money having an outstanding principal amount in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate at the time of default or default in the performance of any other covenant of Canadian Natural or any Subsidiary contained in any instrument under which that indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that indebtedness to be due and payable prior to the stated maturities of that indebtedness ("accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, provided that if such accelerated indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (e) until 15 days after such acceleration;

  (f)
  certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to Canadian Natural or any Significant Subsidiary;

  (g)
  the taking or entry of certain judgments or decrees against Canadian Natural or any Subsidiary for the payment of money in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate, if Canadian Natural or such Subsidiary, as the case may be, fails to file an appeal or, if Canadian Natural or such Subsidiary, as the case may be, does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; or

  (h)
  any other Event of Default provided with respect to debt securities of that series.

        If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of that series then Outstanding, declare the principal of (and premium, if any, on) all the debt securities of that series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (h) above occurs and is continuing with respect to the debt securities of one or more series, unless the principal of all of the debt securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all such affected series then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities of all the affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (c), (e), (f) or (g) above occurs and is continuing, unless the principal of all debt securities then Outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of all the debt securities then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand.

        Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the debt securities of all those affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the debt securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below. Reference is made to the applicable prospectus supplement or supplements relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

        The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless those Holders shall have provided to the Trustee reasonable indemnity. Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of those affected series.

        The Indenture provides that no Holder of the debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of that series, (b) the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) a direction inconsistent with that request during such 60 day period. However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. The Indenture requires Canadian Natural to furnish to the Trustee annually an Officers' Certificate as to the compliance by Canadian Natural with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith.

        The Indenture provides that the Trustee may withhold notice to the Holders of the debt securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the Holders of the debt securities of those series.

Consolidation, Merger, Amalgamation and Sale of Assets

        Canadian Natural shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, lease, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (the "Successor Corporation") unless (a) the Successor Corporation shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor Corporation will have assumed all of the covenants and obligations of Canadian Natural under the Indenture in respect of the debt securities of every series, and (ii) the debt securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of debt securities under the Indenture; (b) the Successor Corporation is a corporation, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, (c) Canadian Natural has delivered to the Trustee, within 60 days thereof, an Officer's Certificate and an Opinion of Counsel each stating that such transaction and such supplemental indenture comply with this covenant and all conditions precedent to Section 7.1 relating to such transaction have been complied with, and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by Canadian Natural under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless Canadian Natural is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Canadian Natural is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, Canadian Natural will pay to each Holder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  (a)
  with which Canadian Natural does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  (b)
  which is subject to such Canadian Taxes by reason of the Holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

  (c)
  which is subject to such Canadian Taxes by reason of the Holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        Canadian Natural will also:

  (a)
  make such withholding or deduction; and

  (b)
  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        Canadian Natural will furnish to the Holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by Canadian Natural.

        Canadian Natural will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

  (a)
  any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the debt securities;

  (b)
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  (c)
  any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes on such Holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        The debt securities will be subject to redemption in whole, but not in part, at the option of Canadian Natural, at any time, on not less than 30 nor more than 60 days prior written notice, at 100 percent of the principal amount, together with accrued interest thereon to the redemption date, in the event that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

Modification and Waiver

        The Indenture permits Canadian Natural and the Trustee to enter into supplemental indentures without the consent of the Holders of the debt securities to, among other things: (a) secure the debt securities of one or more series, (b) evidence the assumption by the Successor Corporation of Canadian Natural's covenants and obligations under the Indenture and the debt securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the debt securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the debt securities, (e) establish the form and terms of the debt securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, (g) to comply with any requirements of the SEC in order to effect and maintain the qualification of the Indenture under the United States Trust Indenture Act of 1939, as amended, (h) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided, however, such action shall not adversely affect the interests of the Holders of any debt securities in any material respect, and (i) make any other modifications which will not be prejudicial to the interests of the Holders of the debt securities.

        The Indenture also permits Canadian Natural and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the debt securities of each series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the debt securities of each such affected series; provided, however, that Canadian Natural and the Trustee may not, among other things, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal amount of, or any installment of the principal of or the interest on, that Security, (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of the principal of or any premium or interest on that Security, (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that

Security on or after the Stated Maturity thereof, (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration, (g) change the time at which any Security may or shall be redeemable or repayable, (h) change any obligation of Canadian Natural to pay additional amounts provided for pursuant to the Indenture, with certain exceptions, or (i) modify any provisions of the Indenture relating to modifying or amending the Indenture or the waiving of past defaults or covenants except as otherwise specified in the Indenture.

        Prior to the acceleration of the Maturity of any debt securities, the Holders of a majority in aggregate principal amount of the debt securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected debt securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at the option of Canadian Natural, Canadian Natural will be discharged from any and all obligations with respect to the debt securities of any series (except for certain obligations to register the transfer or exchange of the debt securities of that series, to replace mutilated, destroyed, lost or stolen debt securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust and payments under the trust described below and the defeasance provisions of the Indenture) (hereinafter called a "defeasance") upon the irrevocable deposit with the Trustee, in trust, of money, and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. Such a defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) stating that Canadian Natural has received from, or there has been published by, the Internal Revenue Service a ruling, since the date of the Indenture, or there has been a change in the applicable laws or regulations, in either case to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada). In addition, Canadian Natural may also obtain a discharge of the Indenture with respect to the debt securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of those debt securities, provided that those debt securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

        The Indenture also provides that Canadian Natural may omit to comply with the restrictive covenants described under the caption "Negative Pledge" and certain other covenants and no Event of Default shall arise with respect to the debt securities of that series by reason of this failure to comply (hereinafter called a "covenant defeasance"), upon the irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. Canadian Natural's other obligations with respect to the debt securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) to the effect that the Holders of debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that covenant defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada).

        In the event that Canadian Natural exercises its option to effect a covenant defeasance with respect to the debt securities of any series, the debt securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default and the amount of money and securities on deposit with the Trustee would be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at their respective Stated Maturities, but may not be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at the time of the acceleration resulting from that Event of Default, then Canadian Natural would remain liable for this deficiency.

Provision of Financial Information

        We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual report and other information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee, and file with the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, the information, documents and reports which may be required pursuant to Section 13 of the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations, which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly and annual reports under the laws of

Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian GAAP.

Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

Payment and Paying Agents

        Unless otherwise provided in the applicable prospectus supplement, principal, premium, if any, and interest, if any, on debt securities will be payable at an office or agency of the Trustee in New York, New York, except that at our option interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account located in the United States maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise provided in the applicable prospectus supplement, payment of any instalment of interest on debt securities will be made to the Person in whose name such debt security is registered at the close of business on the Regular Record Date for such interest.

        Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by us for the debt securities will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series.

Consent to Service and Jurisdiction

        We have designated CT Corporation System, 28 Liberty Street, New York, New York 10005 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the debt securities. Any such action may be brought in any Federal court (or, if such court refuses to take jurisdiction, in any New York state court) located in the Borough of Manhattan in The City of New York (a "New York Court"), or brought under United States federal or state securities laws or brought by the Trustee, and Canadian Natural has irrevocably submitted to the jurisdiction of any such court.

Governing Law

        The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is a citizen or resident of the United States purchasing the debt securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person (as defined in the applicable prospectus supplement), including, to the extent applicable, certain relevant United States federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

        In addition to the risk factors set forth below, various risk factors relating to the business and securities of Canadian Natural are described in our disclosure documents filed from time to time with the securities commissions and similar securities regulatory authorities in each of the provinces of Canada and with the SEC and are incorporated by reference in this prospectus, including in particular, our current AIF and Management's Discussion and Analysis. Such risk disclosure forms an integral part hereof.

The debt securities will be structurally subordinated to any indebtedness of our subsidiaries.

        The majority of our assets are held in one or more corporate subsidiaries or partnerships. In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any debt securities. Such indebtedness and any other future indebtedness of our subsidiaries would be structurally senior to the debt securities. The Indenture pursuant to which the debt securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness. See "Description of Debt Securities—Ranking and Other Indebtedness".

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

        Credit ratings assigned to us and to our securities by independent credit rating companies may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an independent assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the market price or value of the debt securities to decline.

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

There is an absence of a public market for the debt securities.

        There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic debt conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

PLAN OF DISTRIBUTION

        We may sell the debt securities to or through underwriters or dealers or to one or more other purchasers directly or through agents.

        The applicable prospectus supplement will describe the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

        If indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions described in the applicable prospectus supplement or supplements, which will also describe the commission payable for solicitation of these contracts.

        We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of the debt securities against certain liabilities, including liabilities under the 1933 Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect of these liabilities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The debt securities will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

        Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. We cannot assure you that there will be liquidity in the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of the series of debt securities may be adversely affected.

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

        Messrs. N. Murray Edwards, Timothy W. Faithfull and Gordon D. Giffin are directors of Canadian Natural who reside outside of Canada and each of these directors has appointed us as their agent for service of process in Canada at 2100, 855—2nd Street S.W., Calgary, Alberta T2P 4J8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement, certain legal matters in connection with the offering will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, concerning matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, concerning matters of U.S. law.

EXPERTS

        Bennett Jones LLP, our Canadian counsel, has advised us with respect to enforceability of civil liabilities as set forth above under the heading "Enforceability of Civil Liabilities". Based on information provided to us, as of the date of this prospectus, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

        Our consolidated balance sheets as at December 31, 2018 and 2017 and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, incorporated by reference in this prospectus, have been so incorporated in reliance on the report dated March 6, 2019 of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements have been included herein in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting. PricewaterhouseCoopers LLP has advised that it is independent with respect to Canadian Natural within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC and the Public Company Accounting Oversight Board (U.S.).

        Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd., independent qualified reserves evaluators, have evaluated our reserves in reports dated March 6, 2019 with an effective date of December 31, 2018 and a preparation date of February 4, 2019, as more particularly described in our AIF, incorporated by reference herein. The statements as to our reserves, which are incorporated by reference in this prospectus, have been so incorporated by reference upon the authority, as experts, of Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd., to the extent described in the documents incorporated by reference herein.

        Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than one percent of our securities or property or securities or property of our associates or affiliates held by Sproule Associates Limited, Sproule International Limited or GLJ Petroleum Consultants Ltd. or by "designated professionals", being any partners, employees or consultants of such independent consultants who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-10:

  •
  the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our independent auditors, PricewaterhouseCoopers LLP;

  •
  the consent of our Canadian counsel, Bennett Jones LLP;

  •
  the consents of our independent qualified reserves evaluators, Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd.;

  •
  powers of attorney from directors and officers of Canadian Natural;

  •
  the Indenture relating to the debt securities;

  •
  the First Supplemental Indenture;

  •
  the Second Supplemental Indenture; and

  •
  the statement of eligibility of the Trustee on Form T-1.

US$

CANADIAN NATURAL RESOURCES LIMITED

US$                            % Notes due 2025
US$                            % Notes due 2030

PRELIMINARY PROSPECTUS SUPPLEMENT

June     , 2020

Joint Book-Running Managers

J.P. Morgan	BofA Securities	MUFG